Filed Pursuant to Rule 424(b)(5)

Registration No.: 333-237813

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Common stock, no par value each	$30,000,000	$3,273.00

(1)

Calculated in accordance with Rule 457(r) under the Securities Act. This “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in the registrant’s Registration Statement on Form S-3 (File No. 333-237813) (the “Registration Statement”) in accordance with Rules 456(b) and 457(r) under the Securities Act. The registrant previously registered securities with a proposed maximum aggregate offering price not to exceed $25,000,000 pursuant to a prospectus supplement to the Registration Statement filed on January 22, 2021. An additional amount of securities having a proposed maximum aggregate offering price of $5,000,000 are hereby registered.

Amendment No. 1 dated January 22, 2021 to

Prospectus Supplement dated January 22, 2021

(to Prospectus dated April 23, 2020)

BJ’S Restaurants, Inc.

Up to $30,000,000 maximum aggregate offering price

Common Stock

This amendment No. 1 to prospectus supplement (the “amendment”) amends the prospectus supplement dated January 22, 2021 (the “prospectus supplement”). This amendment should be read in conjunction with the prospectus supplement and the prospectus dated April 23, 2020 (the “prospectus”), each of which are to be delivered with this amendment. This amendment amends only those sections of the prospectus supplement listed in this amendment; all other sections of the prospectus supplement remain as is.

We have entered into a distribution agreement (as amended from time to time, the “distribution agreement”) with J.P. Morgan Securities LLC (the “sales agent”) relating to shares of our common stock offered by this amendment and the accompanying prospectus supplement and prospectus. In accordance with the terms of the distribution agreement, we may offer and sell shares of our common stock having an aggregate offering price of up to $30,000,000 from time to time through the sales agent, acting as our sales agent, or directly to the sales agent, acting as principal.

Our common stock is listed on The Nasdaq Global Select Market (“Nasdaq”) under the symbol “BJRI”. On January 21, 2021, the last reported sale price of our common stock on Nasdaq was $46.21 per share.

Sales of shares of our common stock, if any, under this amendment and the accompanying prospectus supplement and prospectus will be made in sales deemed to be “at the market offerings” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), by means of ordinary brokers’ transactions on Nasdaq or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The sales agent is not required to sell any specific number or dollar amount of shares of our common stock, but will act as our sales agent and use commercially reasonable efforts, consistent with its normal trading and sales practices and applicable law and regulation, to sell on our behalf all of the shares of common stock requested to be sold by us in accordance with the distribution agreement. Under the terms of the distribution agreement, we may also sell shares of our common stock to the sales agent, acting as principal, at a price per share to be agreed upon at the time of sale. If we sell shares to the sales agent as principal, we will enter into a separate terms agreement with the sales agent.

We will pay the sales agent a commission of 3.00% of the gross sales price of the shares of our common stock sold through it under the distribution agreement. In connection with the sale of shares of our common stock on our behalf, the sales agent will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of the sales agent will be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to the sales agent with respect to certain liabilities, including liabilities under the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The net proceeds we receive will be the gross proceeds received from such sales less the commissions and any other costs we may incur in issuing the shares of our common stock. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. See “Plan of Distribution” for further information.

Investing in our securities involves certain risks. See “Risk Factors” beginning on page S-4 of the prospectus supplement and other information included and incorporated by reference in this amendment and the accompanying prospectus supplement and prospectus, including “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, as amended, for a discussion of the factors that you should carefully consider before deciding to purchase our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this amendment or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

J.P. Morgan

The date of this amendment No. 1 to prospectus supplement is January 22, 2021

Amendment No.1 to Prospectus Supplement

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights certain information about this offering and selected information contained elsewhere in or incorporated by reference into this amendment and the accompanying prospectus supplement and prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in our shares of common stock. You should carefully read this entire amendment, and the accompanying prospectus supplement and prospectus, including the information incorporated by reference herein and therein, including the “Risk Factors” sections contained in the accompanying prospectus supplement and prospectus, our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and in the other documents incorporated by reference into the accompanying prospectus supplement and prospectus.

Business Overview

We are an owner and operator of casual dining restaurants. We are a national brand with brewhouse roots and a menu where craft matters. As of January 21, 2021, we own and operate 210 restaurants located in 29 states, and our proprietary craft beer is produced at several of our restaurants, our Temple, Texas brewpub locations and by independent third party brewers using our proprietary recipes. Our restaurants offer dine-in, take-out, delivery and large party catering. Current restrictions resulting from the COVID-19 pandemic have limited our dining room capacity or availability in many locations resulting in greater reliance on take-out and delivery in many of our restaurants. Due to the COVID-19 pandemic and the related restrictions, as of January 21, 2021, one of our 210 restaurants remains temporarily closed, 133 of our restaurants are serving guests in our dining rooms in a limited capacity, 16 of our restaurants are serving guests only on the patio or in other outdoor seating, and 60 of our restaurants are operating in a take-out and delivery only capacity, all while adhering to social distancing protocols.

BJ’s broad menu has something for everyone: slow-roasted entrees like prime rib, BJ’s EnLIGHTened Entrees® including Cherry Chipotle Glazed Salmon, signature deep dish pizza and the often imitated, but never replicated world-famous Pizookie® dessert. BJ’s has been a pioneer in the craft brewing world since 1996, and takes pride in serving BJ’s award-winning proprietary handcrafted beers, brewed at its brewing operations in five states and by independent third-party craft brewers. The BJ’s experience offers high-quality ingredients, bold flavors, moderate prices, sincere service and a cool, contemporary atmosphere.

We were incorporated in California in 1991. Our principal executive offices are located at 7755 Center Avenue, Suite 300, Huntington Beach, California 92647, and our telephone number is (714) 500-2400. Our website is http://www.bjsrestaurants.com. The information on our website is not part of this amendment and the accompanying prospectus supplement and prospectus.

Please refer to our Current Report filed on Form 8-K on January 22, 2021 which is incorporated by reference herein, which contains a business update, preliminary results for the fourth quarter of fiscal 2020 and a summary of a recent amendment to our credit facility.

For additional information about us, please refer to other documents we have filed with the SEC and that are incorporated by reference into this amendment and the accompanying prospectus supplement and prospectus.

The Offering

Common Stock Offered by Us	Shares of our common stock, no par value, having an aggregate offering price of up to $30,000,000.

Manner of Offering	“At the market offerings” that may be made from time to time through J.P. Morgan Securities LLC as sales agent using commercially reasonable efforts consistent with the sales agent’s normal trading and sales practices and applicable law and regulation. The sales agent is not required to sell any specific number or dollar amount of shares in our common stock. Under the terms of the distribution agreement, we may also sell shares of our common stock to the sales agent, acting as principal, at a price per share to be agreed upon at the time of sale. If we sell shares to the sales agent as principal, we will enter into a separate terms agreement with the Sales Agent. See “Plan of Distribution.”

Common Stock to be Outstanding After Offering	Up to 22,967,241 shares of common stock, assuming sales of 649,210 shares of our common stock in this offering at an offering price of $46.21 per share, which was the last reported sale price of our common stock on the Nasdaq Global Select Market on January 21, 2021. The actual number of shares issued will vary depending on the prices at which shares of common stock are sold in this offering.

Use of Proceeds	We retain broad discretion over the use of the net proceeds from the sale of shares of common stock offered hereby. We intend to use the net proceeds from the sale of shares of our common stock for working capital and other general corporate purposes, including capital expenditures and restaurant expansion, as well as to strengthen our balance sheet.

Risk Factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page S-4 of the prospectus supplement, on page 3 of the prospectus and in the documents incorporated by reference herein and therein for a discussion of factors you should consider carefully before investing in our common stock.

Nasdaq Global Select Market Symbol	“BJRI”

The number of shares of our common stock to be outstanding after this offering is based on 22,318,031 shares of our common stock outstanding as of January 21, 2021, and excludes:

•	1,602,707 shares of our common stock issuable upon options, restricted stock units and performance share units that are outstanding our Equity Incentive Plan as of January 21, 2021; and

•	523,472 additional shares of our common stock reserved for future issuance under our Equity Incentive Plan, as of January 21, 2021.

PLAN OF DISTRIBUTION

We have entered into a distribution agreement dated January 21, 2021 (as amended from time to time, the “distribution agreement”), with J.P. Morgan Securities LLC (which we refer to as the “sales agent”). Pursuant to the distribution agreement we may issue and sell from time to time shares of our common stock having an aggregate offering price of up to $30,000,000 through the sales agent. Sales of our common stock, if any, may be made in transactions that are deemed to be “at the market offerings,” including sales made by means of ordinary brokers’ transactions on the Nasdaq Global Select Market or into any other existing trading market for our common stock at market prices. The following summary of the material provisions of the distribution agreement does not purport to be a complete statement of its terms and conditions. A copy of the distribution agreement will be filed as an exhibit to a Current Report on Form 8-K and is incorporated by reference herein.

The sales agent will offer shares in our common stock subject to the terms and conditions of the distribution agreement on a daily basis or otherwise as agreed upon by us and the sales agent. We will designate the maximum amount of shares in our common stock to be sold through the sales agent on a daily basis or otherwise determine such maximum amount together with the sales agent. Subject to the terms and conditions of the distribution agreement, the sales agent will use its commercially reasonable efforts to sell on our behalf the shares in our common stock we designate from time to time. We may instruct the sales agent not to sell shares in our common stock if the sales cannot be effected at or above the price designated by us in any such instruction. The sales agent will not be obligated to use its reasonable efforts to sell shares in our common stock at any price below the designated price. We or the sales agent may suspend the offering of shares in our common stock under the distribution agreement upon proper notice and subject to other conditions.

The sales agent will receive from us a commission of 3.00% of the gross sales price per share of our common stock for any shares sold pursuant to the distribution agreement and this prospectus. The remaining sales proceeds, after deducting any expenses payable by us and any transaction fees imposed by any governmental, regulatory or self-regulatory organization in connection with the sales, will equal our net proceeds for the sale of such shares.

The sales agent will provide written confirmation to us following the close of trading on the Nasdaq Global Select Market each day on which shares of common stock are sold by the sales agent for us under the distribution agreement. Each confirmation will include the number of shares sold on that day, the gross sales price per share and the net proceeds to us.

Settlement for sales of shares in our common stock will generally occur, unless otherwise agreed, on the second business day following the date on which any sales were made in return for payment of the net proceeds or gross sales price to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

Under the terms of the distribution agreement, we also may sell our common stock to the sales agent as principal for its own account, at a price agreed upon at the time of sale. If we sell shares to the sales agent as principal, we will enter into a separate terms agreement with the sales agent, and we will describe such agreement in a separate prospectus supplement or pricing supplement.

We will report in a prospectus supplement and/or our filings with the SEC under the Exchange Act at least quarterly the number of shares of our common stock sold through the sales agent under the distribution agreement, the net proceeds to us and the compensation paid by us to the sales agent in connection with the sales of our common stock.

In connection with the sale of shares in our common stock on our behalf, the sales agent will be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation paid to the sales agent will be deemed to be underwriting commissions or discounts. We have agreed in the distribution agreement to provide indemnification and contribution to the sales agent against certain civil liabilities, including liabilities under the Securities Act.

The sales agent and its affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. An affiliate of the sales agent is a lender under our credit facility. Such affiliate may receive a portion of the proceeds from the sale of our common stock in this offering in the event that such proceeds are used to repay all or a portion of our loans under our credit facility.

In addition, in the ordinary course of their business activities, the sales agent and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The sales agent and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

If the sales agent or we have reason to believe that the exemptive provisions set forth in Rule 101(c)(1) of Regulation M under the Exchange Act are not satisfied, that party will promptly notify the other and sales of our common stock under the distribution agreement will be suspended until that or other exemptive provisions have been satisfied in the judgment of the sales agent and us.

The offering of our common stock pursuant to the distribution agreement will terminate upon the earlier of (i) the sale of all shares of our common stock subject to the distribution agreement and (ii) the termination of the distribution agreement by us and/or by the sales Agent.

We estimate that the total expenses of the offering payable by us, excluding discounts and commissions payable to the sales agent under the distribution agreement, will be approximately $250,000.

This amendment and the accompanying prospectus supplement and prospectus in electronic format may be made available on a website maintained by the sales agent and the sales agent may distribute this amendment and the accompanying prospectus supplement and prospectus electronically.

LEGAL MATTERS

The validity of the issuance of the common stock offered by this amendment and the accompanying prospectus supplement and prospectus will be passed upon for us by Elkins Kalt Weintraub Reuben Gartside LLP, Los Angeles, California. Davis Polk & Wardwell LLP, New York, New York, is acting as counsel to the sales agent in connection with this offering.

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